787 Seventh Avenue

New York, N.Y. 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

August 1, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 716

Dear Ms. Cole:

This letter responds to your comments with respect to the registration statement of the Trust to register shares of iShares Human Rights Index Fund (the “Fund”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The comments were provided in a telephone conversation on April 23, 2012. For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: The first sentence under “Principal Investment Strategies” notes that the Underlying Index aims to exclude companies that have “economic associations” with countries or regimes that are implicated in certain serious human rights violations. Please define the phrase “economic associations” or clarify its scope. For example, if a company’s products are sold in one of the enumerated countries, would that company be excluded from the Underlying Index?

Response: The description of the Underlying Index has been revised to remove the references to “economic associations.” The Trust has revised its disclosure to clarify that the Underlying Index aims to exclude companies that are directly implicated in certain serious human rights violations. In addition, the Trust has clarified that the Underlying Index excludes companies with substantial strategic involvement with repressive regimes with poor human rights records.

Comment No. 2: The first sentence under “Principal Investment Strategies” notes that the Underlying Index aims to exclude companies that have economic associations with countries or regimes that are implicated in certain serious human rights violations. The second sentence in this paragraph states that “companies with substantial economic associations with repressive regimes with poor human rights records, such as Sudan, Iran and Burma, are excluded” (emphasis added). Please explain the method for determining when a company has a “substantial” economic association and therefore different from the companies referenced in the first sentence of this section (i.e., those with merely an economic associations).

Response: The description of the Underlying Index has been revised to remove the references to “economic associations.” The Trust has revised its disclosure to clarify that the Underlying Index excludes companies with substantial strategic involvement with repressive regimes with poor human rights records. For example, the Index Provider may determine a company to have substantial strategic involvement with a repressive regime if the company provides key support for the regime due to the nature of its business operations.

Comment 3: The first and second sentences under “Principal Investment Strategies” state that the Underlying Index will exclude companies with associations with countries or regimes (1) that are “implicated in certain serious human rights violations” or (2) “with poor human rights records.” Please clarify the differences, if any, between countries implicated in certain serious human rights violations and those that have poor human rights records.

Response: Companies “implicated in certain serious human rights violations” are those companies that have direct involvement in specific controversies relating to serious human rights abuses. Companies that have “substantial strategic involvement with repressive regimes with poor human rights records” have indirect involvement in the violation of human rights. For example, a company that operates in a country with a repressive regime and provides key support for the regime due to the nature of its business operations (as determined by the Index Provider) would be excluded from the Underlying Index, even though the company has not necessarily been directly involved in a specific controversy relating to serious human rights abuses.

Comment 4: The “Principal Investment Strategies” section lists a number of countries, certain of which are emerging market countries. Please add disclosure to this section specifically indicating that the Fund may invest in emerging market countries.

Response: The requested disclosure has been added to the registration statement.

Comment 5: The “Summary of Principal Risks” section includes a risk factor regarding investment in mid-capitalization companies. Please add a reference to the “Principal Investment Strategies” section regarding the Fund’s investment in mid-capitalization companies.

Response: The Trust respectfully submits that the disclosure below that is currently included in the “Principal Investment Strategies” section is sufficient to inform investors regarding an investment by the Trust in mid-capitalization companies:

Industry Concentration Policy. The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, which may include large-, mid- or small-capitalization companies, to approximately the same extent that the Underlying Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Comment 6: Please state whether the Underlying Index is concentrated.

Response: The Trust confirms that the Underlying Index is not currently concentrated.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer